GENERATION ASIA I ACQUISITION LIMITED

August 30, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer O'Brien and Craig Arakawa

VIA EDGAR

Re:	Generation Asia I Acquisition Limited
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 24, 2023
File No. 001-41239

Ladies and Gentlemen:

Generation Asia I Acquisition Limited (the “Company”), hereby submits its response to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, by the letter dated August 14, 2023 (the “Comment Letter”). In addition, following this response, the Company will promptly file amendments to Annual Report on Form 10-K for the year ended December 31, 2022 (as amended, the “Amended Form 10-K”), Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (as amended, the “Amended First Quarter Form 10-Q”) and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (as amended, the “Amended Second Quarter Form 10-Q”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference. Page references in the text of this letter will correspond to the pages of the Amended Form 10-K. Unless otherwise defined below, terms used below and undefined shall have the meanings given to them in the Amended Form 10-K. The responses and information described below are based upon information available to the Company.

Form 10-K for Fiscal Year Ended December 31, 2022

Comment 1. We note that the SPAC Sponsor is located in Hong Kong, and a majority of your executive officers and/or directors have significant ties to China. Please disclose this prominently in the introduction to the business section. Provide prominent disclosure about the legal and operational risks associated with being based in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: The Company acknowledges the Staff’s comment, and provides the Staff with the following information. First, the executive officers and directors of the Company have no significant ties to China, other than some of them carry ethnic Chinese last names. No officer or director of the Company is a citizen of China or Hong Kong or resides in China (other than one officer who resides in Hong Kong). All of the Company’s officers and directors are passport holders of countries other than China or Hong Kong. Although the Company’s Chief Executive Officer and manager of the Company’s Sponsor resides in Hong Kong (and as a result, a Hong Kong address is listed as the principal executive offices of the Company and the sponsor), he is a Thai citizen by birth, speaks limited Mandarin and has almost no business ties to China. All other officers and directors of the Company reside in either the U.S., the United Kingdom or Japan. Furthermore, none of the advisors of the Company are citizens of China or Hong Kong, none of them resides in China or Hong Kong, none has extensive business ties in China, and only one out of six advisors speaks limited Mandarin. The Company has revised the disclosure with respect to the Company’s Chief Financial Officer in Item 10 of the Amended Form 10-K/A on page 50 to reflect that she is based in the United Kingdom. As disclosed in Item 2 of the Amended Form 10-K/A on page 43, the Company has two offices, one in Hong Kong and one in Cayman Islands. The Company’s Sponsor has two offices, one in Hong Kong and one in Cayman Islands. Furthermore, the Company has no operations and generates no operating revenues from China or anywhere else. As a result, the Company does not believe that it meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 (“Disclosure Considerations for China-Based Issuers”) (November 23, 2020) which provides the Division of Corporation Finance’s views regarding certain disclosure considerations for companies based in or with the majority of their operations in China and, therefore, the Company does not believe the disclosure requirements related to such China-based issuers are applicable to it, including with respect to risks associated with being based in China as the Company is not based in China.

In response to the Staff’s comment, the Company has revised disclosures in the introduction to the Business section of the Amended Form 10-K by adding the following paragraph on page 1:

“No executive officer or director of the Company is a citizen of China or resides in China (other than our Chief Executive Officer and the Chairman of the board of directors of the Company, who is a native-born citizen of Thailand but now resides in Hong Kong and has almost no business ties to China). All other officers and directors of the Company are passport holders of countries other than China or Hong Kong and reside in either the U.S., the United Kingdom or Japan. We believe that none of our officers and directors have significant ties to China. Therefore, we do not believe that we are based in China or that there are legal and operational risks associated with being based in China which apply to the Company.”

In response to the Staff’s comment regarding the Holding Foreign Companies Accountable Act and its affect on the Company, we have added the following section titled “Auditor’s Regulation” in the introduction to the Business section of the Amended Form 10-K on page 3:

“Auditor’s Regulation

The Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (“HFCCA”) requires the Public Company Accounting Oversight Board (United States), or the PCAOB, to make determination whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in a foreign jurisdiction. As of the date of this annual report, there are no PCAOB determinations currently in effect.

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia CPAs LLP, whose audit report is included in this annual report on Form 10-K, is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2022. Thus, the HFCCA and related regulation do not affect the Company.”

Comment 2. Please disclose the risks that being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we note the information provided in response to Comment 1 above and restate that because the Sponsor’s headquarters are located in Hong Kong and not Mainland China, and all of the Company’s officers and directors reside in countries other than China (except for one who resides in Hong Kong), and all of the Company’s officers and directors are passport holders of countries other than China or Hong Kong and have no significant ties to China, the Company believes there are no legal and operational risks associated with being based in China which apply to the Company. Similarly, the Company does not believe that the Chinese government may intervene or influence the Company’s current or future operations, which are not in China, or will subject the Company to significant regulatory, liquidity and enforcement risks. Accordingly, the Company respectfully submits that this Comment 2 is not applicable to the Company.

Comment 3. Please revise to disclose in the introduction to your Business section that the location of the sponsor and having a majority of your executive officers and/or directors have significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.

Response: In response to the Staff’s comment, we note the information provided in response to Comment 1 and restate that the Company and its officers and directors have no significant ties to China. In particular, the Sponsor’s office is located in Hong Kong (the Sponsor also has another office in the Cayman Islands), and the Company’s Chief Executive Officer and manager of the Company’s Sponsor, who is a Thai citizen by birth, resides in Hong Kong. All other officers and directors of the Company reside in either the U.S., United Kingdom or Japan. The Company believes that none of its officers and directors have significant ties to China, and therefore the Company respectfully submits that it does not have significant ties to China and thus, it is not a less attractive partner to a non-China-based target company. To address the fact that the Company has no significant ties to Mainland China but has some connections to Hong Kong, the Company has added the following risk factor to the Amended Form 10-K on page 8:

All of our officers and directors reside in countries other than China (except for the Chief Executive Officer who resides in Hong Kong) and are either U.S. citizens or citizens of countries other than China and Hong Kong, and our Sponsor is a Cayman Islands company; and they do not have significant ties to China. It is uncertain whether the fact that our Chief Executive Officer and the manager of our Sponsor, who is a Thai citizen by birth but now resides in Hong Kong, would make us a less attractive partner to a non-China or non-Hong Kong-based target company and such perception may potentially limit or negatively impact our search for an initial Business Combination.

All of our officers and directors reside in countries other than China (except for our Chief Executive Officer and manager of our Sponsor who is a Thai citizen by birth but now resides in Hong Kong) and are either U.S. citizens or citizens of countries other than China and Hong Kong, and our Sponsor is a Cayman Islands company. None of our officers or directors or our Sponsor has significant ties to China. Therefore, we believe there are no Chinese legal barriers to investors being able to effect service of process and enforce judgement of United States courts predicated upon civil liabilities and criminal penalties on them under United States securities laws. We believe that none of our officers and directors have significant ties to China. As our Articles of Association prohibit us from undertaking our initial business combination with any company that has principal business operations in Mainland China unless such entity (a) has no material interests in or exposure to any “variable interest entities,” as that term is used in the Accounting Standards Codification, (b) has not more than 50% of its revenue from Mainland China, and (c) has its headquarters in Hong Kong or any other location outside of Mainland China, we do not believe the residence of our Chief Executive Officer in Hong Kong will have a material impact upon our search for a target company. However, we cannot predict the perception from potential target companies or the market of our relationship to Hong Kong, and therefore, it is uncertain whether this relationship would make us a less attractive partner to a non-China or non‑Hong Kong-based target company and such perception may potentially limit or negatively impact our search for an initial Business Combination.

Comment 4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. State whether you may be covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. Also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we note the information provided in response to Comments 1 and 3 and restate that the Sponsor is a Cayman Islands entity with headquarters in Hong Kong as that is the residence of the Company’s Chief Executive Officer and the Sponsor’s manager (the Sponsor also has another office in the Cayman Islands). Neither the Company, nor the Sponsor or any of the officers or directors of the Company has any presence in Mainland China. All of the Company’s officers and directors reside in countries other than China (except for the Chief Executive Officer who resides in Hong Kong), and all of the Company’s officers and directors are either U.S. citizens or citizens of countries other than China and Hong Kong and have no significant ties to China. As such, the Company is not subject to the jurisdiction of the Chinese authorities, and the abovementioned regulations do not apply to the Company. Accordingly, the Company respectfully submits that this Comment 4 is not applicable to the Company.

Comment 5. Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. State whether any transfers, dividends, or distributions have been made to date and quantify the amounts where applicable.

Response: In response to the Staff’s comment, the Company has revised its disclosures and added the following section titled “Cash and Assets Flows through Our Organization” in the Business section of the Amended Form 10-K on page 3:

“Cash and Assets Flows Through Our Organization

The Company is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses. To date, our efforts have been limited to organizational activities, the initial public offering and the search for a business combination. Following the initial public offering on January 24, 2022, the Company deposited a total of $202,000,000 in offering proceeds, comprised of the net proceeds of the IPO and certain proceeds from the Private Placement, into the Trust Account established for the benefit of public shareholders and underwriters by the Trustee in the United States at J.P. Morgan Chase Bank, N.A. (or at another U.S. chartered commercial bank with consolidated assets of $100 billion or more) in the United States. The Trust Account funds will be used to fund the Business Combination or, if we are unable to consummate the Business Combination prior to the deadline set forth in the Company’s Articles of Association, to fund the redemption of our public shares. The Trust Account is managed in the United States, and as such it is subject to the U.S. regulation, and we do not anticipate any issues with the Trustee’s ability to transfer funds to the U.S. investors.

The Company also has one checking account with J.P. Morgan Chase Bank, N.A. in the United States (“U.S. Checking Account”), which is used to fund operating expenses and process extension payments to extend the combination period as set forth in the Company’s Articles of Association. The U.S. Checking Account is subject to the U.S. regulation. We do not have any foreign bank accounts.

As of the date of the initial Form 10-K, no transfers, dividends, or distribution have been made by us. However, in July 2023, the Company redeemed 14,230,271 Class A Ordinary Shares in exchange of $149,750,539.84 in connection with the amendments to the Articles of Association of the Company.”

Comment 6. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: In response to the Staff’s comment, we have revised disclosures and added the following section titled “Enforceability of Civil Liabilities” in the Business section of the Amended Form 10-K on page 4:

“Enforceability of Civil Liabilities

We are a Cayman Islands company and substantially all of our assets are located in the United States. Our Sponsor is a Cayman Islands company and all of its assets are located outside the United States. Certain of our directors and officers reside outside of the United States. Our directors and officers, who reside outside of the United States have all or a substantial portion of their assets located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us, our Sponsor or any of these individuals, or to enforce against us, our Sponsor or any of these individuals judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Unless there is a treaty between the United States or any of the jurisdictions where our Sponsor and officers and directors reside, it may be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and any of these individuals. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States.”

Item 15. Exhibit and Financial Statement Schedules Exhibit 31.1 and 31.2, page 65

Comment 7. We note that the certifications provided do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting even though the transition period that allows for these omissions has ended. Please include the appropriate certification language in future periodic reports and include an example of your intended disclosure in your response. Refer to Item 601(b)(31) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and promptly following the filing of this letter, will file the Amended Form 10-K, Amended First Quarter Form 10-Q and Amended Second Quarter Form 10-Q, in each case to include in the certifications provided in Exhibits 31.1 and 31.2 paragraph 4(b) and the introductory language in paragraph 4 referring to establishing and maintaining internal control over financial reporting of the Company.

General

Comment 8. We note disclosure in your Form 14A filed on June 9, 2023 indicating that your sponsor is controlled by and has substantial ties with a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding risk factor disclosure in future periodic reports and include an example of your intended disclosure in your response.

Response: In response to the Staff’s comment, we respectfully submit that the potential risk factors relating to a review of an initial business combination by the Committee on Foreign Investment in the United States has been added to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023, filed with the Commission on August 14, 2023, page 33.

Comment 9. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: As explained in the response to Comment 1 above, the Company does not believe that the Company meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 (“Disclosure Considerations for China-Based Issuers”)(November 23, 2020), and therefore, the Company does not believe that the disclosure requirements related to such China-based issuers are applicable to the Company.

Comment 10. Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the search for a target company, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: As explained in the response to Comment 1 above, the Company does not believe that the Company meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 (“Disclosure Considerations for China-Based Issuers”)(November 23, 2020), and therefore, the Company does not believe that the disclosure requirements related to such China-based issuers are applicable to the Company.

Comment 11. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: As explained in the response to Comment 1 above, the Company does not believe that the Company meets the definition of “China-based issuer” as set forth in CF Disclosure Guidance: Topic No.10 (“Disclosure Considerations for China-Based Issuers”)(November 23, 2020), and therefore, the Company does not believe that the disclosure requirements related to such China-based issuers are applicable to the Company.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact our counsel, Jeffrey Selman (+1 415.615.6095) and Elena Nrtina (+1 415.836.2533) of DLA Piper LLP (US).

Very truly yours,

	By:	/s/ Roy Kuan
Roy Kuan
Chief Executive Officer

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